UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 25, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(formerly known as CITY TELECOM (H.K.) LIMITED)

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Limited) (the “Company”) is furnishing under cover of Form 6-K a statement dated January 25, 2013 relating to the Company’s ADRs trading on the NASDAQ under the new name and ticker symbol, “HKTV”, are expected to commence on the opening bell next Monday morning, January 28, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: January 25, 2013

For immediate release

Hong Kong Television Network Limited

(formerly known as City Telecom (H.K.) Limited)

(ADRs expected to trade under ticker symbol “HKTV” beginning January 28, 2013)

(Hong Kong, January 25, 2013) Hong Kong Television Network Limited (HKEX: 1137; NASDAQ: HKTV), formerly known as City Telecom (H.K.) Limited (HKEX : 1137; NASDAQ : CTEL), announced that the name of the Company has been changed from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” with effect from January 10, 2013.

ADRs trading on the NASDAQ under the new name and ticker symbol, “HKTV”, are expected to commence on the opening bell next Monday morning, January 28, 2013.

- End -

About Hong Kong Television Network Limited

Hong Kong Television Network Limited (formerly known as City Telecom (H.K.) Ltd.) is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology & applications. The Group strives to expand its foothold to the TV industry. Since 2011, we have been aggressive in forming the dream team of artistes, production and creative Talents. The Group will invest over HK$800 million to build a 500,000 sq. ft. TV & Multimedia Production Centre, including the largest studio in Asia with an area of 18,000 square ft. and post-production suite equips with 3D and Super High-definition production facilities. The production centre is expected to go into full operation in 2014.

At commencement, HKTV will broadcast 5 channels, and will increase to 30 in 6 years. HKTV targets in 2013 to double up the output produced in 2012. More information on HKTV can be found at www.hktv.com.hk.

For Enquiries, please contact :
Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel : +852 3145 4118	Tel : +852 3145 6888
Email: chengcm@hktv.com.hk	Email : investor_engagement@hktv.com.hk